

A14 3|8|2004 ** *

SECURI    04004622    ᴧISSION
Wasnington, ᴅ.ᴄ. ___ _

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-42456 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _1-1-03_ AND ENDING _12-31-03_
                                 MM/DD/YY                                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: L + m Financial Services
Applicants Name: Lauren & Merlin Inc.

| | OFFICIAL USE ONLY |
| --- | --- |
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_5510 Pearl Road # 98_
(No. and Street)

_PARMA_        _OH_        _44129_
(City)             (State)             (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_Lauren A. Ferrante_          _440-884-4495_
                                                     (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_Frank Richard Albert_
(Name – if individual, state last, first, middle name)

_6151 Wilson Mills Road Highland Hts OH 44143_
(Address)            (City)            (State)            (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, _Lauren A. Ferrante_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _L & M Financial Services_ , as of _December 31_ , 20_03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_Lauren A. Ferrante_
Signature

_CFO_
Title

_Edward A. Krause_
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Audited Financial Statements

L & M FINANCIAL SERVICES

December 31, 2003

RICHARD A. FRANK, CERTIFIED PUBLIC ACCOUNTANT
6151 Wilson Mills Road, Suite 210, Highland Heights, OH 44143
Phone: 440-720-1940 ~ Fax: 440-720-1942

**RICHARD A. FRANK**
**Certified Public Accountant**
6151 Wilson Mills Road, Suite 210
Highland Heights, OH 44143
Phone 440-720-1940 ~ FAX 440-720-1942

February 24, 2004

The Stockholders
 L & M Financial Services
Cleveland, Ohio

We have audited the accompanying balance sheet of L & M Financial Services as of
December 31, 2003, and the related statements of income, changes in stockholders' equity,
changes in retained earnings, cash flow, and computation of net capital for the period then ended.
These financial statements are the responsibility of the corporation's management. Our
responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those
standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes examining,
on a test basis, evidence supporting the amounts and disclosures in the financial statements. An
audit also includes assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement presentation. We believe that
our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects,
the financial position of L & M Financial Services at December 31, 2003, and the results of its
operations for the twelve months ended December 31, 2003, in conformity with generally
accepted accounting principles.

Further, it is our opinion that the computation of net capital is fairly stated in all respects and no
material differences exist between the computation of net capital and the broker-dealer's
corresponding unaudited Part IIA. In addition, no material inadequacies were found to exist.

Richard A. Frank
Certified Public Accountant

L & M FINANCIAL SERVICES
BALANCE SHEET
DECEMBER 31, 2003

## ASSETS

Current Assets
    Cash in bank                                $14,435.07
    Accounts receivable-trade           31,109.34
        Total Current Assets                         $45,544.41

Property, Plant and Equipment
    Furniture, fixtures, and equipment       3,265.00
    Machinery and equipment            6,521.00
    Depreciation-furniture & fixtures      (3,265.00)
    Depreciation-machinery & equipment    (6,521.00)
        Total Property, Plant & Equipment           0.00

Other Assets
    Deposits                            25,675.00
    Investments                       28,146.50
        Total Other Assets                      53,821.50

        Total Assets                              $99,365.91

## LIABILITIES AND EQUITY

Current Liabilities
    Accrued commissions &
        other expenses payable          $ 12,223.42
    Accrued payroll taxes              1,007.79
        Total Current Liabilities               $13,231.21

Equity
    Common stock                      141,000.00
    Retained earnings deficit         (54,865.30)
        Total Equity                        86,134.70

        Total Liabilities and Equity             $99,365.91

See accompanying notes and accountant's report.

# L & M FINANCIAL SERVICES
## INCOME STATEMENT
### FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003

|                                      | Amount      | Percent |
|--------------------------------------|-------------|---------|
| Income                               |             |         |
| Sales                                | $354,475.73 | 100.2   |
| Capital gain (loss) on investments   | (985.30)    | (0.3)   |
| Dividend Income                      | 190.00      | 0.1     |
| Interest Income                      | 4.86        | 0.0     |
| Total Income                         | 353,685.29  | 100.0   |
| Expenses                             |             |         |
| Salaries and wages                   | 107,700.00  | 30.4    |
| Advertising                          | 50.00       | 0.0     |
| Automobile expenses                  | 2,941.00    | 0.8     |
| Bank service charges                 | 407.96      | 0.1     |
| City corporate income tax            | 250.00      | 0.1     |
| Commissions                          | 151,635.48  | 42.9    |
| Dues and subscriptions               | 4,218.29    | 1.2     |
| Insurance                            | 9,324.82    | 2.6     |
| Margin expense                       | 391.30      | 0.1     |
| Office expenses                      | 16,457.31   | 4.7     |
| Operating expenses                   | 19,238.51   | 5.4     |
| Postage                              | 550.44      | 0.2     |
| Professional fees                    | 3,630.00    | 1.0     |
| Refunds                              | 4,900.00    | 1.4     |
| Rent                                 | 16,466.58   | 4.7     |
| Taxes on payroll                     | 8,822.94    | 2.5     |
| Telephone                            | 5,613.75    | 1.6     |
| Total Expenses                       | 352,598.38  | 99.7    |
| Net Income/(Loss)                    | $ 1,086.91  | 0.3     |

See accompanying notes and accountant's report.

# L & M FINANCIAL SERVICES
## STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
### JANUARY 1, 2003, THROUGH DECEMBER 31, 2003

| | |
|---|---|
| Balance as of January 1, 2003 | $141,000.00 |
| Changes during the year 2003 | -0- |
| Balance as of December 31, 2003 | $141,000.00 |

See accompanying notes and accountant's report.

# L & M FINANCIAL SERVICES
## STATEMENT OF CHANGES IN RETAINED EARNINGS
### JANUARY 1, 2003, THROUGH DECEMBER 31, 2003

| | |
|---|---:|
| Balance as of January 1, 2003 | $(49,698.51) |
| 2003 Net Income | 1,086.91 |
| 2003 Stockholder Distributions | (6,253.70) |
| Balance as of December 31, 2003 | $(54,865.30) |

See accompanying notes and accountant's report.

## L & M FINANCIAL SERVICES
## STATEMENT OF CASH FLOWS
## JANUARY 1, 2003, THROUGH DECEMBER 31, 2003

Cash flow from operations

| | |
|---|---:|
| Net income per income statement | $ 1,086.91 |
| Accounts receivable-trade increase | (8,071.28) |
| Investments decrease | 8,203.00 |
| Accounts payable trade decrease | (2,759.58) |
| Accrued commissions and other expenses payable increase | 1,401.35 |
| Accrued payroll taxes payable increase | 319.48 |
| Cash flow from operations | 179.88 |
| Cash received from shareholders for the purchase of additional shares of stock | -0- |
| Cash distributions to shareholders | (6,253.70) |
| Net decrease in cash | (6,073.82) |
| Cash balance beginning of year | 20,508.89 |
| Cash balance end of year | $14,435.07 |

See accompanying notes and accountant's report.

# L & M FINANCIAL SERVICES
## COMPUTATION OF NET CAPITAL
### AS OF DECEMBER 31, 2003

Allowable assets:

| | | |
|---|---|---|
| Total assets | | $99,365.91 |
| Difference in investment value: | | |
| Investments @ market value | $12,006.92 | |
| Less investments @ cost | 28,146.50 | |
| Difference | | (16,139.58) |
| Security deposit | | (675.00) |
| Total allowable assets | | 82,551.33 |
| Less current liabilities | | 13,231.21 |
| Net capital before haircuts | | 69,320.12 |
| Haircut on the market value of investments | | (1,801.00) |
| Net capital | | $ 67,519.12 |

See accompanying notes and accountant's report.

## Nature of Business

The company operates as a discount securities brokerage firm. All trades are cleared and settled through RBC Dain Correspondent Services, a Division of RBC Dain Rauscher, a member of The New York Stock Exchange and The Securities Investor Protection Corporation.

## Accounts Receivable-Trade

Accounts receivable-trade represents commissions due from brokers and agents at the end of the month. These amounts are generally paid by the 5th of the following month.

## Depreciation

The company's property, plant, and equipment are depreciated using the MACRS method. All of the company's property, plant, and equipment have been fully depreciated.

## Deposits

The company maintains a $25,000 security deposit at RBD Dain Correspondent Services and a $675 security deposit for the company's rented office space.

## Investment

This represents the cost of listed securities held at RBC Dain Correspondent Services, in the name of the company. The market value of such securities at December 31, 2003, was $12,006.92.

## Accrued Commission and Other Expenses Payable

Accrued commissions payable represents commissions due to registered representatives at the end of the month--$12,223.42. These amounts are generally paid by the 7th of the following month. There were no other expenses payable.

## Accrued Payroll Taxes

Accrued payroll taxes represents city and state income taxes withheld from employees' pay at the end of the month. These amounts are paid to the proper taxing authority by their applicable due date.

## Federal Income Tax

The company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

# FOCUS REPORT

FORM
X-17A-5

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

## COVER

Select a filing method:  Basic ⊙  Alternate ◯  [0011]

Name of Broker Dealer: L&M FINANCIAL SERVICES [0013]

SEC File Number: 8- 42456 [0014]

Address of Principal Place of Business: 5510 PEARL RD [0020]

PARMA [0021]  OH [0022]  44129 [0023]

Firm ID: 26247 [0015]

For Period Beginning 10/01/2003 [0024]  And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: LAUREN A. FERRANTE [0030]  Phone: 440-884-4495 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____ [0032]  Phone: _____ [0033]

Name: _____ [0034]  Phone: _____ [0035]

Name: _____ [0036]  Phone: _____ [0037]

Name: _____ [0038]  Phone: _____ [0039]

Does respondent carry its own customer accounts?  Yes ◯ [0040]  No ⊙ [0041]

Check here if respondent is filing an audited report ☐ [0042]

# ASSETS

Consolidated ⌒ [0198]   Unconsolidated ⌒ [0199]

|  |  | Allowable | Non-Allowable | Total |
|---|---|---|---|---|
| 1. | Cash | 14,435 [0200] | | 14,435 [0750] |
| 2. | Receivables from brokers or dealers: | | | |
| | A. Clearance account | 56,109 [0295] | | |
| | B. Other | [0300] | [0550] | 56,109 [0810] |
| 3. | Receivables from non-customers | [0355] | [0600] | 0 [0830] |
| 4. | Securities and spot commodities owned, at market value: | | | |
| | A. Exempted securities | [0418] | | |
| | B. Debt securities | [0419] | | |
| | C. Options | [0420] | | |
| | D. Other securities | 12,007 [0424] | | |
| | E. Spot commodities | [0430] | | 12,007 [0850] |
| 5. | Securities and/or other investments not readily marketable: | | | |
| | A. At cost | | | |
| | | [0130] | | |
| | B. At estimated fair value | [0440] | [0610] | 0 [0860] |
| 6. | Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [0460] | [0630] | 0 [0880] |
| | A. Exempted securities | | | |
| | | [0150] | | |
| | B. Other securities | | | |
| | | [0160] | | |

| | | | | |
|---|---|---|---|---|
| 7. | Secured demand notes market value of collateral: | [0470] | [0640] | 0 [0890] |
| | A. Exempted securities | | | |
| | | [0170] | | |
| | B. Other securities | | | |
| | | [0180] | | |
| 8. | Memberships in exchanges: | | | |
| | A. Owned, at market | | | |
| | | [0190] | | |
| | B. Owned, at cost | | [0650] | |
| | C. Contributed for use of the company, at market value | | [0660] | 0 [0900] |
| 9. | Investment in and receivables from affiliates, subsidiaries and associated partnerships | [0480] | [0670] | 0 [0910] |
| 10. | Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | [0490] | [0680] | 0 [0920] |
| 11. | Other assets | [0535] | 675 [0735] | 675 [0930] |
| 12. | TOTAL ASSETS | 82,551 [0540] | 675 [0740] | 83,226 [0940] |

# LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | [1045] | [1255] | 0 [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | 0 [1560] |
| B. Other | [1115] | [1305] | 0 [1540] |
| 15. Payable to non-customers | [1155] | [1355] | 0 [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | 0 [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | [1205] | 13,231 [1385] | 13,231 [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | 0 [1690] |
| B. Secured | [1211] | [1390] | 0 [1700] |
| 19. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | 0 [1710] |
| 1. from outsiders | | | |
| [0970] | | | |
| 2. Includes equity subordination (15c3-1(d)) of | | | |
| [0980] | | | |
| B. Securities borrowings, at market value: | | [1410] | 0 [1720] |
| from outsiders | | | |
| [0990] | | | |
| C. Pursuant to secured demand note collateral agreements: | | [1420] | 0 [1730] |
| 1. from outsiders | | | |

[1000]

2. Includes equity subordination (15c3-1(d)) of

_____
[1010]

| | | | | |
|---|---|---|---|---|
| D. | Exchange memberships contributed for use of company, at market value | | [1430] | 0 [1740] |
| E. | Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | 0 [1750] |
| 20. | TOTAL LIABLITIES | 0 [1230] | 13,231 [1450] | 13,231 [1760] |

# Ownership Equity

| | | Total |
|---|---|---|
| 21. | Sole proprietorship | [1770] |
| 22. | Partnership (limited partners _____ [1020] ) | [1780] |
| 23. | Corporations: | |
| | A. Preferred stock | [1791] |
| | B. Common stock | 141,000 [1792] |
| | C. Additional paid-in capital | [1793] |
| | D. Retained earnings | -71,005 [1794] |
| | E. Total | 69,995 [1795] |
| | F. Less capital stock in treasury | [1796] |
| 24. | TOTAL OWNERSHIP EQUITY | 69,995 [1800] |
| 25. | TOTAL LIABILITIES AND OWNERSHIP EQUITY | 83,226 [1810] |

# STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2003  Period Ending 12/31/2003  Number of months _____ 3
[3932]                        [3933]                                                [3931]

## REVENUE

1. Commissions:

   a. Commissions on transactions in exchange listed equity securities executed on an exchange
      
      34,170 [3935]

   b. Commissions on listed option transactions
      
      27,517 [3938]

   c. All other securities commissions
      
      59,525 [3939]

   d. Total securities commissions
      
      121,212 [3940]

2. Gains or losses on firm securities trading accounts

   a. From market making in options on a national securities exchange
      
      [3945]

   b. From all other trading
      
      [3949]

   c. Total gain (loss)
      
      0 [3950]

3. Gains or losses on firm securities investment accounts
   
   671 [3952]

4. Profit (loss) from underwriting and selling groups
   
   [3955]

5. Revenue from sale of investment company shares
   
   22,308 [3970]

6. Commodities revenue
   
   [3990]

7. Fees for account supervision, investment advisory and administrative services
   
   [3975]

8. Other revenue
   
   5,164 [3995]

9. Total revenue
   
   149,355 [4030]

## EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers
    
    22,500 [4120]

11. Other employee compensation and benefits
    
    61,360 [4115]

12. Commissions paid to other broker-dealers
    
    [4140]

13. Interest expense
    
    [4075]

    a. Includes interest on accounts subject to subordination agreements
       
       [4070]

14. Regulatory fees and expenses
    
    1,793 [4195]

15. Other expenses
    
    61,789 [4100]
    
    147,442

**16.** Total expenses      [4200]

# NET INCOME

**17.** Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)

1,913
[4210]

**18.** Provision for Federal Income taxes (for parent only)

[4220]

**19.** Equity in earnings (losses) of unconsolidated subsidiaries not included above

[4222]

     **a.**    **After Federal income taxes of**

[4238]

**20.** Extraordinary gains (losses)

[4224]

     **a.**    **After Federal income taxes of**

[4239]

**21.** Cumulative effect of changes in accounting principles

[4225]

**22.** Net income (loss) after Federal income taxes and extraordinary items

1,913
[4230]

**MONTHLY INCOME**

**23.** Income (current monthly only) before provision for Federal income taxes and extraordinary items

33,029
[4211]

# EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

    A. (k)                                                  □ [4550]
        (1)--Limited business (mutual funds and/or variable annuities only)

    B. (k)                                                 □ [4560]
        (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

    C. (k)                                                 ☑ [4570]
        (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

| Clearing Firm SEC#s | Name | Product Code |
|---|---|---|
| 8- 45411 [4335A] | RBC DAIN RAUSCHER INC. [4335A2] | All [4335B] |
| 8- _____ [4335C] | _____ [4335C2] | _____ [4335D] |
| 8- _____ [4335E] | _____ [4335E2] | _____ [4335F] |
| 8- _____ [4335G] | _____ [4335G2] | _____ [4335H] |
| 8- _____ [4335I] | _____ [4335I2] | _____ [4335J] |

    D. (k)                                                 □ [4580]
        (3)--Exempted by order of the Commission

# COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

   69,995 [3480]

2. Deduct ownership equity not allowable for Net Capital

   [3490]

3. Total ownership equity qualified for Net Capital

   69,995 [3500]

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

      0 [3520]

   B. Other (deductions) or allowable credits (List)

   | [3525A] | [3525B] |
   |---------|---------|
   | [3525C] | [3525D] |
   | [3525E] | [3525F] |

   0 [3525]

5. Total capital and allowable subordinated liabilities

   69,995 [3530]

6. Deductions and/or charges:

   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)

      675 [3540]

   B. Secured demand note deficiency

      [3590]

   C. Commodity futures contracts and spot commodities - proprietary capital charges

      [3600]

   D. Other deductions and/or charges

      [3610]

   -675 [3620]

7. Other additions and/or credits (List)

   | [3630A] | [3630B] |
   |---------|---------|
   | [3630C] | [3630D] |
   | [3630E] | [3630F] |

   0 [3630]

8. Net capital before haircuts on securities positions

   69,320 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. Contractual securities commitments

      [3660]

   B. Subordinated securities borrowings

      [3670]

   C. Trading and investment securities:

|   |   |   |   |
|---|---|---|---|
| 1. | Exempted securities | | [3735] |
| 2. | Debt securities | | [3733] |
| 3. | Options | | [3730] |
| 4. | Other securities | 1,801 | [3734] |
| D. | Undue Concentration | | [3650] |
| E. | Other (List) | | |

|   |   |
|---|---|
| [3736A] | [3736B] |
| [3736C] | [3736D] |
| [3736E] | [3736F] |
| 0 | −1,801 |
| [3736] | [3740] |

**10.** Net Capital

67,519
[3750]

# COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

**11.** Minimum net capital required (6-2/3% of line 19)

0
[3756]

**12.** Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)

50,000
[3758]

**13.** Net capital requirement (greater of line 11 or 12)

50,000
[3760]

**14.** Excess net capital (line 10 less 13)

17,519
[3770]

**15.** Excess net capital at 1000% (line 10 less 10% of line 19)

67,519
[3780]

# COMPUTATION OF AGGREGATE INDEBTEDNESS

**16.** Total A.I. liabilities from Statement of Financial Condition

0
[3790]

**17.** Add:

|   |   |   |
|---|---|---|
| A. | Drafts for immediate credit | [3800] |
| B. | Market value of securities borrowed for which no equivalent value is paid or credited | [3810] |
| C. | Other unrecorded amounts (List) | |

|  |  |  |  |
|---|---|---|---|
| [3820A] |  | [3820B] |  |
| [3820C] |  | [3820D] |  |
| [3820E] |  | [3820F] |  |
|  |  | 0 | 0 |
|  |  | [3820] | [3830] |

|  |  |
|---|---|
|  | 0 |
|  | [3840] |

**19.** Total aggregate indebtedness

**20.** Percentage of aggregate indebtedness to
net capital (line 19 / line 10)

% _____ 0
[3850]

## OTHER RATIOS

**21.** Percentage of debt to debt-equity total computed in accordance
with Rule 15c3-1(d)

% _____ 0
[3860]

# SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

| Type of Proposed Withdrawal or Accrual | Name of Lender or Contributor | Insider or Outsider | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | Withdrawal or Maturity Date (MMDDYYYY) | Expect to Renew |
|---|---|---|---|---|---|
| _ [4600] | | | | | |
| | [4601] | [4602] | [4603] | [4604] | [4605] |
| _ [4610] | | | | | |
| | [4611] | [4612] | [4613] | [4614] | [4615] |
| _ [4620] | | | | | |
| | [4621] | [4622] | [4623] | [4624] | [4625] |
| _ [4630] | | | | | |
| | [4631] | [4632] | [4633] | [4634] | [4635] |
| _ [4640] | | | | | |
| | [4641] | [4642] | [4643] | [4644] | [4645] |
| _ [4650] | | | | | |
| | [4651] | [4652] | [4653] | [4654] | [4655] |
| _ [4660] | | | | | |
| | [4661] | [4662] | [4663] | [4664] | [4665] |
| _ [4670] | | | | | |
| | [4671] | [4672] | [4673] | [4674] | [4675] |
| _ [4680] | | | | | |
| | [4681] | [4682] | [4683] | [4684] | [4685] |
| _ [4690] | | | | | |
| | [4691] | [4692] | [4693] | [4694] | [4695] |

TOTAL $ _____ )

[4699]

Omit Pennies

**Instructions** Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

| Withdrawal Code | Description |
|---|---|
| 1 | Equity Capital |
| 2 | Subordinated Liabilities |
| 3 | Accruals |
| 4 | 15c3-1(c)(2)(iv) Liabilities |

# STATEMENT OF CHANGES

## STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. | Balance, beginning of period | | | 68,082 [4240] |
| | A. | Net income (loss) | | 1,913 [4250] |
| | B. | Additions (includes non-conforming capital of | [4262] ) | [4260] |
| | C. | Deductions (includes non-conforming capital of | [4272] ) | [4270] |
| 2. | Balance, end of period (From item 1800) | | | 69,995 [4290] |

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

| | | | |
|---|---|---|---|
| 3. | Balance, beginning of period | | 0 [4300] |
| | A. | Increases | 0 [4310] |
| | B. | Decreases | 0 [4320] |
| 4. | Balance, end of period (From item 3520) | | 0 [4330] |